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MAY 27 2021 SECt

Washington, DC

UNITED STATES

21004472

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YYY) AND ENDING 3/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TULLY AND HOLLAND INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

535 BOYLSTON STREET, 7 TH FLOOR

(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY TULLY — 781-239-2900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, TIMOTHY TULLY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TULLY AND HOLLAND INCORPORATED , as of MARCH 31 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

LUBA BLIZNAKOVA
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 21, 2025

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY & HOLLAND INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2021

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Tully & Holland Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tully & Holland Incorporated as of March 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tully & Holland Incorporated as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tully & Holland Incorporated's management. Our responsibility is to express an opinion on Tully & Holland Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tully & Holland Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I), and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Tully & Holland Incorporated's financial statements. The supplemental information is the responsibility of Tully & Holland Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Tully & Holland Incorporated's auditor since 2008.

Norwood, Massachusetts

May 20, 2021

TULLY AND HOLLAND INCORPORATED
STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS

Cash	$	658,908
Accounts receivable - non customers		575,126
Property and equipment, at cost, less accumulated depreciation of $168,602		3,300
Rights under lease agreement		198,508
Other assets		30,393
	$	1,466,235

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Operating lease liability	$	198,508
Accounts payable, accrued expenses, and other liabilities		87,442
		285,950
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		339,198
Retained earnings		939,901
Less 200 shares of common stock in treasury, at cost		(98,817)
Total stockholder's equity		1,180,285
	$	1,466,235

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF OPERATIONS
For the year ended March 31, 2021

Revenues:	
Advisory fees	$ 3,112,104
Interest income	459
Other income	82,394
	3,194,957
Expenses:	
Employee compensation and benefits	417,939
Officers compensation and benefits	250,414
Communications and data processing	35,107
Occupancy	115,484
Other expenses	1,540,410
	2,359,354
Income before income taxes	835,603
Provision for income taxes	-
Net Income	$ 835,603

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended March 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Treasury Stock	Total Stockholder's Equity
Balance, April 1, 2020	$ 3	$ 189,198	$ 104,298	$ (98,817)	$ 194,682
Additions	-	150,000	-	-	150,000
Net Income	-	-	835,603	-	835,603
Balance, March 31, 2021	$ 3	$ 339,198	$ 939,901	$ (98,817)	$ 1,180,285

The accompanying notes are an integral part of these financial statements

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CASH FLOWS
For the year ended March 31, 2021

Cash flows provided by operating activities:	
Net Income	$ 835,603
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,015
(Increase) Decrease in operating assets:	
Increase in accounts receivable - non customers	(552,086)
Increase in other assets	(2,758)
Increase (Decrease) in operating liabilities:	
Decrease in accounts payable and accrued expenses	(30,272)
Net cash provided by operating activities	251,502
Cash flows from financing activities:	
Additions to paid-in capital	150,000
Increase in cash	401,502
Cash at March 31, 2020	257,406
Cash at March 31, 2021	$ 658,908

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure the progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Accounts Receivable – Non Customers

Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income contains no provision for federal income taxes.

The Company's tax years subject to examination by regulatory authorities are from December 31, 2018 and after.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

TULLY AND HOLLAND INCORPORATED
NOTES TO FINANCIAL STATEMENTS, CONTINUED
MARCH 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 76,086
Furniture, fixtures and equipment	95,816
	171,902
Less: Accumulated depreciation	168,602
	$ 3,300

Depreciation expense for the year ended March 31, 2021 was $1,015.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021 the Company had net capital of $571,466 which was $565,637 in excess of its required net capital of $5,829. The Company's ratio of aggregate indebtedness to net capital was .1546 to 1.

NOTE 4 - LONG TERM LEASES

The Company conducts its operations from offices that were leased at $9,795 per month. Occupancy expense for the year ended March 31, 2021 was $115,484.

NOTE 4 - LONG TERM LEASES (Continued)

Future minimum lease payments for this non-cancelable operating lease at March 31, 2021 are as follows.

Year ended March 31	
2022	$ 118,519
2023	79,989
	$ 198,508

The Company adopted FASB ASC 842, Leases effective April 1, 2020. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of March 31, 2021, were as follows.

Operating leases:	
Operating lease ROU assets	$ 198,508
Operating lease liabilities	198,508

NOTE 5- OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases a motor vehicle under an operating lease expiring December 2021 from the sole shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the year ended March 31, 2021 amounted to $16,200. Future minimum rentals under the operating lease agreement for the years ending March 31, 2021 are as follows:

Year ended March 31,	
2021	$ 16,200

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company has an incentive savings plan covering all eligible employees. The Company may contribute to the plan an amount designated by management of the Company to the extent permissible under the Internal Revenue Code. For the year ended December 31, 2020, the Company contributed $75,573 to the plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2021, there were no material contingencies or guarantees that require disclosure

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 20, 2021 the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

TULLY AND HOLLAND INCORPORATED

SUPPLEMENTARY SCHEDULES

MARCH 31, 2021

SCHEDULE I

TULLY AND HOLLAND INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2021

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	87,442
Net capital:		
Common stock	$	3
Additional paid-in capital		339,198
Retained earnings		939,901
Treasury stock		(98,817)
		1,180,285
Adjustments to net capital:		
Accounts receivable - non customers(net)		(575,126)
Property and equipment		(3,300)
Other assets		(30,393)
Net capital, as defined	$	571,466
Net capital requirement	$	5,829
Net capital in excess of requirement	$	565,637
Ratio of aggregate indebtedness to net capital		.1546 to 1
Reconciliation with Company's computation included in Part IIA of Form 17a-5(a) as of March 31, 2021 as reported in Company's (unaudited) focus report	$	601,966
Net audit adjustments		(27,200)
Increase in non-allowable assets		(3,300)
Net Capital per above	$	571,466

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

TULLY AND HOLLAND INCORPORATED

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2021

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Tully & Holland Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tully & Holland Incorporated identified the following provisions of 17 C.F.R. 15c3-3(k) under which Tully & Holland Incorporated claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Tully & Holland Incorporated stated that Tully & Holland Incorporated met the identified exemption provisions as it did not carry any customer funds or securities throughout the fiscal year ending March 31, 2021. Tully & Holland Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tully & Holland Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
May 20, 2021

TULLY AND HOLLAND INCORPORATED

EXEMPTION REPORT
REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2021

Tully and Holland Incorporated is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ended March 31, 2021.

Timothy W. Tully
President